Filed by Wachovia Corporation pursuant to

Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange

Act of 1934, as amended

Subject Company:

Golden West Financial Corporation

Commission File No.: 1-4629

Date: May 16, 2006

This filing may contain certain forward-looking statements with respect to each of Wachovia Corporation (“Wachovia”) and Golden West Financial Corporation (“Golden West”) and the combined company following the proposed merger between Wachovia and Golden West (the “Merger”), as well as the goals, plans, objectives, intentions, expectations, financial condition, results of operations, future performance and business of Wachovia, including, without limitation, (i) statements relating to the benefits of the Merger, including future financial and operating results, cost savings, enhanced revenues and the accretion/dilution to reported earnings that may be realized from the Merger, (ii) statements relating to the benefits of the merger between Wachovia and Westcorp and Wachovia’s related acquisition of WFS Financial Inc (“WFS Financial”), a subsidiary of Westcorp, completed on March 1, 2006 (the “Westcorp Transaction”), including future financial and operating results, cost savings, enhanced revenues and the accretion/dilution to reported earnings that may be realized from the Westcorp Transaction, (iii) statements regarding certain of Wachovia’s and/or Golden West’s goals and expectations with respect to earnings, earnings per share, revenue, expenses and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of credit quality trends, and (iv) statements preceded by, followed by or that include the words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “projects”, “outlook” or similar expressions. These statements are based upon the current beliefs and expectations of Wachovia’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond Wachovia’s control).

The following factors, among others, could cause Wachovia’s financial performance to differ materially from that expressed in such forward-looking statements: (1) the risk that the businesses of Wachovia and/or Golden West in connection with the Merger or the businesses of Wachovia, Westcorp and WFS Financial in connection with the Westcorp Transaction will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the Merger or the Westcorp Transaction may not be fully realized or realized within the expected time frame; (3) revenues following the Merger or the Westcorp Transaction may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the Merger or the Westcorp Transaction, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the Merger on the proposed terms and schedule; (6) the failure of Wachovia’s and/or Golden West’s shareholders to approve the Merger, respectively; (7) the strength of the United States economy in general and the strength of the local economies in which Wachovia and/or Golden West conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on Wachovia’s and/or Golden West’s loan portfolio and allowance for loan losses; (8) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (9) potential or actual litigation; (10) inflation, interest rate, market and monetary fluctuations; and (11) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on Wachovia’s capital markets and capital management activities, including, without limitation, Wachovia’s mergers and acquisition advisory business, equity and debt underwriting activities, private equity investment activities, derivative securities activities, investment and wealth management advisory businesses, and brokerage activities. Additional factors that could cause Wachovia’s and Golden West’s results to differ materially from those described in the forward-looking statements can be found in Wachovia’s and Golden West’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning Wachovia or the proposed Merger or other matters and attributable to Wachovia or Golden West or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Wachovia and Golden West do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this filing.

The proposed Merger will be submitted to Wachovia’s and Golden West’s shareholders for their consideration. Wachovia will file a registration statement, which will include a joint proxy statement/prospectus, and Golden West will file a proxy statement, and each of Wachovia and Golden West may file other relevant documents concerning the proposed Merger with the SEC. Shareholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed Merger when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Wachovia and Golden West, at the SEC’s website (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at Wachovia’s website (http://www.wachovia.com) under the tab “Inside Wachovia – Investor Relations” and then under the heading “Financial Reports - SEC Filings”. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, free of charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782; or to Golden West, Attn: Investor Relations Department, 1901 Harrison Street, Oakland, CA 94612, (510) 445-3420.

Wachovia and Golden West and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Wachovia and/or Golden West in connection with the proposed Merger. Information about the directors and executive officers of Wachovia is set forth in the proxy statement for Wachovia’s 2006 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 13, 2006. Information about the directors and executive officers of Golden West is set forth in the proxy statement for Golden West’s 2006 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 10, 2006. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed Merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

THE FOLLOWING PRESENTATION WAS USED IN A MEETING WITH ANALYSTS AND OTHERS.

Wachovia Corporation

UBS Global Financial Services Conference

May 16, 2006

Ken Thompson

Chairman and CEO

Delivering sustainable growth

Sustainable growth driven by focus on organic growth supplemented by financially sound and strategic acquisitions

Organic growth resulted in strong momentum in 1Q06

– Record revenues on strong fee growth

– Operating EPS growth of 9%*

Organic growth sustained by reinvesting 30-50% of efficiencies

Golden West Financial provides attractive retail franchise expansion opportunities

*Represents net income available to common shareholders before merger-related and restructuring expenses, cumulative effect of a change in accounting principle, and preferred dividends.

Page 1 – #4623, UBS

Delivering sustainable growth

Disciplined execution = Strong organic earnings growth

1Q06 vs. 1Q05 Growth

General Bank

14% 21%

Capital Management

11% 24%

Wealth Management

16% -5%

Corporate and Investment Bank

11% 3%

Revenue Earnings

*Segment earnings exclude merger-related and restructuring expenses.

Page 2 – #4623, UBS

Superior customer service and loyalty drive organic growth

2005 American Customer Satisfaction Index

WB led survey for the 5th year in a row

Top 10 among all retailers

Score

2005 vs. 2000

Wachovia 79 +19.7%(#1)

All Others 78 +8.3%

Bank of America 72 +14.3%

JPM/Bank One 70 0.0%

Wells Fargo 67 0.0%

Percentage Loyal Customers*

43.2% 47.0% 49.9% 50.8% 55.0%

1Q03 1Q04 1Q05 1Q06 2006

Goal

*Data is from independent studies conducted with customers who transact in our Financial Centers. Definition of a loyal customer is a customer who rates Wachovia a 7 in all three loyalty questions – satisfaction with Wachovia, likelihood to recommend, and likelihood to repurchase – (scale of 1-7).

Page 3 – #4623, UBS

General Bank sales management practices drive organic growth

Same Store Sales Production*

($ in thousands)

Deposit Production per Branch

+23%

$3,765 $4,625

1Q05 1Q06

Loan Production per Branch

+20%

$2,951 $3,549

1Q05 1Q06

*Same store sales production defined as production generated by a branch that has been open for a minimum of three years in the legacy Wachovia franchise.

Deposits defined as FAB 5 plus CDs.

Loans defined as Big 3 loans.

Revenue* per Financial Center

($ in thousands)

+15%

$657 $706 $733 $748 $756

1Q05 2Q05 3Q05 4Q05 1Q06

*Total Retail & Small Business revenue.

1Q06 results exclude Westcorp and Card.

Page 4 – #4623, UBS

GBG leveraging a powerful sales culture drives growth

- Strong sales culture drives revenue and balance sheet growth
- High branch productivity as a result of best-in-class sales management and execution
- Success drivers include consistent sales processes, incentives, coaching, and targeted customer data

Legacy Wachovia Loan Production as a % of Legacy FTU Branches at Merger



116%
+72%
43%
25%
Merger
1 yr post-merger (Merger*)
< 4 yrs post-merger (Merger*)

*Legacy Wachovia production as a percentage of legacy First Union production at the time of the merger, 3Q01.

Legacy SouthTrust Loan Production as a % of Legacy WB Branches at Merger



+105%
45%
22%
Merger
1 yr post-merger (Merger*)

*4Q05 legacy SouthTrust production as a percentage of legacy Wachovia production at the time of the merger, 4Q04.

Page 5 – #4623, UBS

WACHOVIA

Capital Management focus on managed accounts drives organic growth

Managed Account Assets as a % of Total Client Assets

11% 13% 16% 17% 20-25%

Managed Account Assets ($ in billions)

$68 $82 $106 $120

2003 2004 2005 1Q06 2007

Goal

Recurring Revenues as a % of Total Revenues

39% 50% 55% 57% 70%

Recurring Revenues* ($ in billions)

$1.3 $2.1 $2.3 $0.7

2003 2004 2005 1Q06 2007

Goal

*Excluding referral fees

Page 6 – #4623, UBS

Wealth Management’s focus on relationship management drives organic growth

Quarterly Balances

($ in millions)

Core Deposits

+9%

$13,303 $14,557

1Q05 1Q06

Loans

+21%

$12,829 $15,526

1Q05 1Q06

Assets Under Management

($ in billions)

+6%

$64.6 $64.9 $65.6 $65.6 $68.3

1Q05 2Q05 3Q05 4Q05 1Q06

Page 7 – #4623, UBS

CIB’s focus on building corporate lead relationships drives organic growth

Net New Lead Relationships*

+79%

14 25 22 25

1Q03 1Q04 1Q05 1Q06

*Net new lead relationships that have generated fees.

Syndication Volumes* generated by net new lead relationships

($ in billions)

+250%

$3.6 $6.3 $10.4 $12.6

1Q03 1Q04 1Q05 1Q06

*Based on syndication lead deal dollar volumes.

Page 8 – #4623, UBS

CIB’s market share gains drive organic growth

Wachovia Market Share

(based on lead deal $ volumes)

1.3% 3.5% 4.0%

TOTAL

0.0% 0.7% 1.2%

Converts

0.2% 2.8% 6.8%

Equity

0.3% 5.4% 6.9%

High Grade

0.5% 2.9% 3.1%

High Yield

3.0% 6.0% 7.4%

Loan Syndications

0.2% 3.2% 3.2%

M&A

0.0% 6.7% 10.3%

Preferreds

2000 2005 1Q06

2000 market share is combined legacy First Union and legacy Wachovia.

Sources: Converts (Bloomberg), Equity (EquiDesk), High Grade excluding self issuance (Bloomberg), High Yield (Bloomberg),

Loan Syndications (Loan Pricing Corporation), completed M&A deals (Thomson Financial), Preferreds (Bloomberg).

Page 9 – #4623, UBS

Wachovia’s focus on cross-enterprise sales management drives organic growth

Wachovia Client Partnership strategy drives wealth, wholesale and retail opportunities

WCP Revenue

($ in millions)

$30 $116 $180 Goal $54 $750 Run-rate

2003 2004 2005 1Q06 2007

New Revenue Production Opportunity

Partnership Revenue Opportunity

Retail to and from Wealth

Commercial to and from Wealth

CIB to and from Wealth

Product Cross-selling Initiatives

Page 10 – #4623, UBS

Overhead efficiency* improvement allows investing for sustainable growth

63.6% 59.1% 60.6% 60.0% 58.0% 57.8% 52 - 55%

2001 2002 2003 2004 2005 1Q06 2007 Goal

*Overhead efficiency ratio excludes merger-related and restructuring charges, changes in accounting principle and intangible amortization.

2007 not a projection; results may differ from expectations for a number of reasons.

Page 11 – #4623, UBS

Investing for sustainable growth

Sustainable growth through organic growth opportunities

Credit Cards

Focused marketing to WB’s 11 million retail and small business households

– Lower marketing and credit costs; higher revenue/customer — breakeven in early-mid 2007

– Not a nationwide or mass mail model

– Expected to grow to modest size given relationship focus

Sustainable growth through financially sound and strategic acquisitions

Auto Loans

Westcorp acquisition closed March 2006

– $13 billion in owned auto loans; average life 2.8 years

– 9th largest originator; relationships with 11,000 dealers and 1.2 million indirect customers

Retail Franchise Expansion

Golden West Financial acquisition announced May 7, 2006

Page 12 – #4623, UBS

Golden West acquisition

Another combination with a best-in-class partner

Extends retail and small business distribution into high growth, high wealth markets

Complementary mortgage models produce scale and significant new revenue opportunities

Meets our financial parameters with modest cost saves and no revenue synergies

Merger integration is less complicated than typical deal of this size

Page 13 – #4623, UBS

Accelerates retail momentum in high growth markets driving sustainable growth

Strategic Rationale

Expands high growth opportunities

– Accelerates California presence and expands entry into high-growth states – become Top 5 bank in Western U.S.

– Solidifies national consumer lending presence with #7 mortgage banking market share

Diversifies Wachovia’s balance sheet into higher yielding low risk assets

– Consumer loans / total loans increases to 62%

– Reduces normalized charge-off ratio

Financially Attractive

Accelerates long-term growth rate

Accretive to cash EPS in second year

IRR of 17%

Analysis based on achievable assumptions

Compelling revenue synergies not included in financial model

Low Risk Transaction

Complementary sales and service focused model

Strong credit culture and pristine credit quality

Straight-forward and simple systems environment

Assumptions validated by recent, highly successful integration history

Page 14 – #4623, UBS

Combination strengthens Wachovia’s retail franchise, business mix and growth profile

Retail Franchise

Golden West Contribution

Combined Company

Scaled branch presence in attractive markets, particularly CA

Broader footprint with enhanced demographic profile

National mortgage origination platform

Top 10 national mortgage originator

Business Mix

Exclusive focus on retail customer

Increases General Bank contribution to Wachovia earnings

Low risk $121 billion consumer loan portfolio

Improves credit risk profile

Growth Profile

Proven business model

Ability to integrate operations selectively in best interests of customers and shareholders

12% consensus earnings growth rate

Accretive to Wachovia’s expected 10% earnings growth rate

Branch presence in Wachovia target markets

Accelerates California and Texas branch strategy

Page 15 – #4623, UBS

Combination strengthens Wachovia’s retail franchise, business mix and growth profile

WB’s 2005 Segment Earnings* $6.8 billion

57% General Bank

9% Capital Management

4% Wealth Management

25% Corporate & Investment Bank

5% Parent

Mortgage-Related Earnings

Combined Pro Forma** $8.3 billion

65% General Bank

7% Capital Management

3% Wealth Management

21% Corporate & Investment Bank

4% Parent

Mortgage-Related Earnings

Mortgage Contributes an Estimated 15%*** of Combined Pro Forma Earnings

*Represents 2005 segment earnings prepared under generally accepted accounting principles; excludes merger-related and restructuring expense which equaled $167 million after-tax over this period. (Wachovia’s 2005 GAAP net income available to common shareholders was $6,623 million.)

**Based on estimated segmentation of Golden West’s earnings for year ended 12/31/05.

***Includes estimated earnings from Wachovia’s investment mortgage portfolio.

Page 16 – #4623, UBS

Combination strengthens Wachovia’s retail franchise and growth profile

5.9% combined national market share

High growth / high wealth markets

– 8.8% projected population growth in core markets vs. 6.3% US average (1)

– $91K average household income vs. $61K US average (2)

Creates Top 5 bank in Western U.S.(3)

– # 6 pro forma rank in California

Wachovia financial centers

Wachovia Securities

Wachovia Mortgage

World Savings Bank financial centers*

World Savings Bank Mortgage*

*whose parent, Golden West Financial, has a pending agreement to merge with Wachovia

Source: SNL Financial as of 6/30/05.

1. Deposit weighted 5 year average population, county-weighted by deposits.

2. Deposit weighted income by zip codes.

3. Includes CA, NV, AZ, CO, NM, WA, OR, UT, ID, MT, WY and TX.

Page 17 – #4623, UBS

Combination strengthens Wachovia’s retail franchise, business mix and growth profile

WB Mortgage

2005 production: $55.3B*

– Predominantly East Coast retail focus

Introduce Option ARM product

– Underwriting to be handled by GDW platform

Deepen and enhance relationships with:

Wholesale brokers

Realtors

Builders

Financial planners

Retail customers

GDW Mortgage

2005 production: $51.5B

– Predominantly West Coast focus

Introduce fixed rate and conforming ARM products

– Underwriting to be driven by WB platform

Deepen and enhance relationships with:

– Wholesale brokers

– Realtors

– Builders

– Financial planners

– Retail customers

*Includes AmNet production; acquisition closed December 2005.

Page 18 – #4623, UBS

Focus on corporate priorities drives sustainable growth

Corporate Priorities

Maintaining employee engagement

Building customer loyalty

Executing revenue growth strategies

Improving cost structure and operating efficiencies

Focus on financial strength and corporate governance

Successful integrations

– Westcorp

– Golden West Financial

Page 19 – #4623, UBS

Appendix

Page 20 – #4623, UBS

Conservative acquisition assumptions drives sustainable growth

Fixed Exchange Ratio shares for each GDW

Each GDW share receives 1.051 WB shares plus $18.65 in cash (15% premium to market*)

EPS Assumptions/Growth

First Call estimates for 2007, and First Call long-term EPS growth rates of 10% for WB and 12% for GDW thereafter

Expense Efficiencies

$53 million after-tax

One-time Costs

$293 million after-tax

Revenue Enhancements

None included in model

Deposit Divestitures

None included in model

Targeted Capital Ratios

Tangible: 4.7% (estimated 4.5% at close)

Leverage:** 6.0% (estimated 5.8% at close)

*Based on May 5, 2006 closing prices.

**Tangible common equity divided by tangible assets, excluding FAS113/133.

Page 21 – #4623, UBS

Excess capital created through WB diversification effectively funds premium

Capital required to support Golden West operations is reduced through diversification provided by Wachovia’s business mix and balance sheet

Excess capital approximates premium paid to Golden West shareholders

– Reduces effective price paid to market price, P/E paid to Wachovia’s P/E

– Limits cash EPS dilution

Excess capital and market premium*

Estimated GDW excess capital released by WB

$3.7-4.1B

Market premium paid (15%)

$3.3-3.7B

Limited cash EPS dilution

Golden West 2007 P/E**

11.56x

Wachovia 2007 P/E**

11.40x

Wachovia 2007 cash EPS dilution***

(0.4%)

* Ranges depend on closing date, dilution treatment of GDW stock options.

** Based on May 5, 2006 prices and First Call consensus estimates

(GDW: $70.51, $6.10 EPS; WB: $59.39, $5.21 EPS).

***See pp. 14-15 of May 8, 2006 presentation for calculations of illustrative cash EPS dilution and accretion.

Page 22 – #4623, UBS

Cautionary statement

This investor presentation contains certain forward-looking statements, including, without limitation, (i) statements relating to the benefits of the proposed merger between Wachovia and Golden West (the “Merger”), including future financial and operating results, cost savings, enhanced revenues and the accretion / dilution to reported earnings that may be realized from the Merger, (ii) statements regarding certain of Wachovia’s and/or Golden West’s goals and expectations with respect to earnings, earnings per share, revenue, expenses and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of credit quality trends, and (iii) statements preceded by, followed by or that include the words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan” or similar expressions. These statements are based upon the current beliefs and expectations of Wachovia’s and/or Golden West’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from that expressed in such forward-looking statements: (1) the risk that the businesses of Wachovia and/or Golden West in connection with the Merger will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the Merger may not be fully realized or realized within the expected time frame; (3) revenues following the Merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the Merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the Merger on the proposed terms and schedule; (6) the failure of Wachovia’s and/or Golden West’s shareholders to approve the Merger, respectively; (7) the strength of the United States economy in general and the strength of the local economies in which Wachovia and/or Golden West conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on Wachovia’s and/or Golden West’s loan portfolio and allowance for loan losses; (8) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (9) potential or actual litigation; (10) inflation, interest rate, market and monetary fluctuations; and (11) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on Wachovia’s capital markets and capital management activities, including, without limitation, Wachovia’s mergers and acquisition advisory business, equity and debt underwriting activities, private equity investment activities, derivative securities activities, investment and wealth management advisory businesses, and brokerage activities. Additional factors that could cause Wachovia’s and/or Golden West’s results to differ materially from those described in the forward-looking statements can be found in Wachovia’s and Golden West’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning the proposed Merger or other matters and attributable to Wachovia or Golden West or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Wachovia and Golden West do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this news release.

Page 23 – #4623, UBS

Additional information

The proposed Merger will be submitted to Wachovia’s and Golden West’s shareholders for their consideration. Wachovia will file a registration statement, which will include a joint proxy statement/prospectus, and Golden West will file a joint proxy statement, and each of Wachovia and Golden West may file other relevant documents concerning the proposed Merger with the SEC. Shareholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed Merger when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Wachovia and Golden West, at the SEC’s website (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at Wachovia’s website (http://www.wachovia.com) under the tab “Inside Wachovia – Investor Relations” and then under the heading “Financial Reports - SEC Filings”. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782; or to Golden West, Investor Relations Department, 1901 Harrison Street, Oakland, CA 94612, (510) 446-3420.

Wachovia and Golden West and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Wachovia and/or Golden West in connection with the proposed Merger. Information about the directors and executive officers of Wachovia is set forth in the proxy statement for Wachovia’s 2006 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 13, 2006. Information about the directors and executive officers of Golden West is set forth in the proxy statement for Golden West’s 2006 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 10, 2006. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed Merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Page 24 – #4623, UBS

Welcome to Wachovia Ben Jenkins, Vice Chairman and Head of the General Bank May 2006 X X X THE FOLLOWING WAS MADE AVAILABLE TO GOLDEN WEST AND WACHOVIA EMPLOYEES.

Page 2 Wachovia Corporation Vision We will be the best, most trusted and admired company in the financial services industry

Page 3 Wachovia Corporation Core Values Integrity Respect and Value the Individual Teamwork Service Personal Excellence and Accountability Winning

Head Office:
Customers:
Employees:
Assets:
Loans:
Deposits:
Corporate
Debt Ratings:
Market Cap:
Charlotte, N.C.
13.4 million households and businesses
97,000
$542 billion
$260 billion
$323 billion
Moody’s: Aa3
S&P: A+
$95 billion** #5 U.S.
Wachovia in Perspective*
*As of Mar. 31, 2006
**As of May 5, 2006; Ranking among U.S. banks.

Wachovia in Perspective
Our History
Wachovia Corporation was formed by the 2001 merger of First Union
Corporation and the former Wachovia Corporation.
Former Wachovia formed in 1879 in the town of Winston-Salem
under the name Wachovia National Bank. Merged with Wachovia
Loan and Trust in 1911 to form Wachovia Corporation.
First Union formed in 1908. In 1958, Union National merged with First
National Bank and Trust Company of Asheville, N.C., forming First
Union National Bank of North Carolina.
– Through more than 90 mergers with banks and other companies evolved into diversified financial services company.

Delivering sustainable growth
2005 – A year of strong performance
Fourth consecutive year of double-digit earnings growth
Fifth consecutive year of leading customer service
Generated strong customer acquisition and market share
gains
Invested for the future
Superior shareholder returns
–
#2 shareholder return over 5 years:  up 123%
–
Increased dividend 17% from 2004, 113% since year-end 2001

Wachovia in perspective:
Diversified businesses
General Bank
$3,904 (60%)
(Retail, small business and commercial banking)
3,159 branches, 5,179 ATMs #3
Capital Management
$579 (9%)
Retail Brokerage: 10,500 registered reps #3*
Mutual Fund: $104 billion AUM #17*
Wealth Management (Private Banking)
$256 (4%)
44,500 clients, $66 billion client AUM #4**
Commercial Insurance Brokerage #9
Corporate and Investment Bank
$1,723 (27%)
3,800 corporate clients (2,400 institutional clients)
Capital Markets Issuance Top 10
 CDOs (Domestic)*** #2
 Loan syndications*** #4
Cash Management #3
2005 Segment Earnings
Key Business Lines ($ millions) US Rank
*Retail Brokerage ranking based on client assets of $684 billion. Mutual Fund ranking based on FRC as of 11/30/05.
**Wealth Management ranking based on total private banking assets under management of $278 billion. Source: Barron’s.
***2005 league table rankings based on lead deal dollar volumes.

4
th
largest bank
holding company in
U.S.
3
rd
largest full-service
U.S. brokerage firm*
97,000 employees
3,159 financial
centers & 5,179 ATMs
730 retail brokerage
offices
Wachovia in perspective
Wachovia Financial Centers
Wachovia Brokerage Offices
Westcorp Financial Centers
*Based on client assets; All data as of Mar. 31, 2006

4
th
largest bank
holding company
in U.S.
110,000
employees
3,442 financial
centers & 5,179
ATMs
Wachovia in perspective:
Together with Golden West
Gold Mortgage Lending Offices States
Gold Financial Centers
Wachovia Brokerage Offices
Wachovia Financial Centers

Best,
most trusted &
most admired
financial services
company
Wachovia Strategic Business Priorities
Employee
Engagement
Revenue
Growth
Customer
Loyalty
Corporate
Governance
Lower
Operating
Cost
Successful
Merger
Integration

Competitive Compensation
Market-based compensation for all
job classes
100% of employees eligible for cash
incentives
Volunteer Opportunities
Time Away from Work for Community
Service
More than 650,000 employee volunteer
hours logged
Charitable Contributions
More than $9 million in employee
contributions matched
Education Opportunities
$10 million in employee tuition
reimbursement
49%
58%
70%
74%
Employee Engagement
Financial
Services
Average
High
Performers
WB* Best
Employers
*Excludes SouthTrust employees.
Source: Hewitt Associates Employee Engagement and Best Employer
Database of 1,500 companies, including Fortune 500 (1997-2001).
Valuing Employees
Employee Engagement

Employee Engagement
Sample of benefits:
– Comprehensive health care benefits
– Matched retirement savings plan
– Education reimbursement program
– 4 hours paid time/month to volunteer
Wachovia is recognized for developing an inclusive workplace that values employees:
– One of
Working Mother
magazine's 100 Best Companies for 3
rd
consecutive
year.
– Top 50 Best Companies for Latinas in the U.S. by
Latina Style
for 5
th
consecutive year.
– Top 50 Companies for Diversity by
DiversityInc
magazine for 3
rd
consecutive
year.
–
Essence
magazine’s Outstanding Companies for Black Women.
– 100 Best Corporations in North America for Developing Human Capital in
Training Magazine
for 4
th
consecutive year.

Customer Loyalty
40.2%
45.3%
48.6%
51.1%
55.0%
4Q02 4Q03 4Q04 4Q05 2006
Percentage Loyal
Customers*
*Data is from independent studies conducted with customers who transact in our Financial Centers. Definition of a loyal customer is a customer who rates Wachovia a 7 in all three loyalty questions –
satisfaction with Wachovia, likelihood to recommend, and likelihood to repurchase – (scale of 1-7).
Goal
5.59
6.35
6.49
6.57
6.59
6.63
1Q99 4Q01 4Q02 4Q03 4Q04 4Q05
*Data is from independent studies conducted with customers who transact in our Financial Centers. Scores prior to 1Q02 for legacy First Union only.
Scale of 1-7.
Customer attrition is total customer attrition and includes single service credit card, mortgage and trust households and out of footprint households.
Customer Satisfaction
Scores*
11%
20%

Customer Loyalty
Wachovia 79 +10% (#1)
All Others 78 +5%
Bank of America 72 +6%
Wells Fargo 67 +2%
Bank One/JPMC 70 6%
2005 American Customer
Satisfaction Index*
Score
2005 vs. 2001
#1 for 5
th
consecutive year
*Annual consumer satisfaction survey by the University of Michigan.
USAA Federal Savings Banks 824
Commerce Bancorp 808
Downey Savings & Loan 797
ING Bank 767
Wachovia Bank 755
#1 among large banks
Huntington National Bank 745
Washington Mutual Bank 744
Comerica Bank 744
Regions Bank 733
Fifth Third Bank 731
†
Scores based on 1,000-point scale.  Industry average was 741.
J.D. Power and Associates
2006 Retail Banking Satisfaction
Study
sm†

Customer Loyalty:
The Wachovia Service Philosophy
I will warmly welcome you.
I will focus only on you.
I will make it easy to do business with me.
I will take ownership of your needs.
I will be knowledgeable and professional.
I will be responsive to your questions and requests.
I appreciate your business.

Revenue Growth:
Investing in the business drives future growth
Reinvesting 30-50% of efficiencies for future revenue growth
2006 Growth Initiatives
Credit Cards
–
Focused marketing to WB’s 11 million retail and small business households
Mortgage
–
Expand modest market share
–
Hire 500-700 mortgage bankers
Auto Loans
–
Westcorp acquisition adds $13 billion in auto loans
De novo branches
–
Plan to open 100+ branches annually going forward
Strategically positioned hiring and investments
–
Hiring up to 1,000 retail brokers

Yes No Senior management required to retain
75% of all stock awards until retirement
Yes No Stock options expensed
Yes No
All stock plans approved by shareholders
Yes No All directors have meaningful Wachovia
stock holdings
Yes No Board meets independently from
management
Yes No Lead Independent Director
16 26 Board Size
2006 1999
Corporate Governance Leadership

Lower Operating Costs:
Improving Overhead Efficiency*
64.7%
60.6%
57.2%
64.3%
59.1%
56.2%
60.0%
2000 2001 2002 2003 2004 1Q05 2Q05 2007 Goal
*Overhead efficiency ratio excludes merger-related and restructuring charges, changes in accounting principle and intangible amortization.
2007 not a projection, results may differ from expectations for a number of reasons.
52 - 55%

Successful Merger Integration
Track record of successful integrations:
– First Union/Wachovia – 2003
– SouthTrust – 2005
Our Philosophy:
– Goal = no customer attrition
– Thoughtful, deliberate approach
– Retain all frontline, customer-facing employees
– Carefully plan merger transitions and conversions

General Bank Overview
$9B Revenue
$89B Loans
$170B Deposits
$26B Mortgage Production
Over 10MM Relationships
3,159 Financial Centers and 5,179 ATMs
#3 national branch & market share
#1 share in Southeast
$13B Revenue
$178B Loans
$216B Deposits
11MM Household & Business
Relationships
45,400 Employees
As of 1st
Quarter 2006.
$3.8B Revenue
$89B Loans
$47B Deposits
75,000 Wholesale Relationships
7,000 Auto Finance Relationships
Includes Commercial, Business Banking, Real
Estate Financial Services and Wachovia Dealer
Services
34% Commercial “Do Business” share
#2 national market share in Real
Estate Financial Services
Retail & Small Business Wholesale Businesses
General Bank

General Bank Focus Areas
Service
Delivery
Sales focus with industry-leading service levels
Drive new customer acquisition and customer retention
Relentless pursuit of customer loyalty (2005 goal of 52%)
Sales
Management
Communication, measurement, incentives and coaching
Continued focus on increasing branch productivity
Generating industry leading balance sheet growth
Distribution
Excellence
De Novo in Texas, NYC, and high growth in footprint markets
Network management (refurbishment, consolidations, etc.)
Extended hours in selected markets (Capital and Atlanta)
Building
Credit
Businesses
Mortgage
Credit Card
Auto Finance
People
Drive higher employee satisfaction and retention
Adjust training and development to match new requirements
Revenue growth 2 x expensive growth
Operating
Leverage

-40%
-20%
0%
20%
40%
60%
80%
100%
120%
140%
4Q01 4Q02 4Q03 4Q04 4Q05
Sustainable growth drives
material stock outperformance
S&P 500 +3%
5 year Total Return
BKX +33%
WB +123%
(# 2 of Top 20
U.S.  Banks)
Wachovia’s 5 year total return performance of 123%
is more than 3.5 times that of the BKX
and 41 times that of the S&P 500

Marketplace Accolades
Top 100 Companies for
Working Mothers
Top 100 Best Corporate
Citizens
Outstanding CRA rating
Top 20 Best Corporate
Reputation
Outstanding Corporation for
Philanthropic Efforts

Cautionary statement
This investor presentation contains certain forward-looking statements, including, without limitation, (i) statements relating to the benefits of the proposed merger between Wachovia and Golden West (the “Merger”), including future financial and operating results, cost savings, enhanced revenues and the accretion / dilution to reported earnings that may be realized from the Merger, (ii) statements regarding certain of Wachovia’s and/or Golden West’s goals and expectations with respect to earnings, earnings per share, revenue, expenses and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of credit quality trends, and (iii) statements preceded by, followed by or that include the words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan” or similar expressions. These statements are based upon the current beliefs and expectations of Wachovia’s and/or Golden West’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.
The following factors, among others, could cause actual results to differ materially from that expressed in such forward-looking statements: (1) the risk that the businesses of Wachovia and/or Golden West in connection with the Merger will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the Merger may not be fully realized or realized within the expected time frame; (3) revenues following the Merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the Merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the Merger on the proposed terms and schedule; (6) the failure of Wachovia’s and/or Golden
West ’s shareholders to approve the Merger, respectively; (7) the strength of the United States economy in general and the strength of the local economies in which Wachovia and/or Golden West conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on Wachovia’s and/or Golden West’s loan portfolio and allowance for loan losses; (8) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the
Federal Reserve System; (9) potential or actual litigation; (10) inflation, interest rate, market and monetary fluctuations; and (11) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on
Wachovia’s capital markets and capital management activities, including, without limitation, Wachovia’s mergers and acquisition advisory business, equity and debt underwriting activities, private equity investment activities, derivative securities activities, investment and wealth management advisory businesses, and brokerage activities.  Additional factors that could cause Wachovia’s and/or Golden West’s results to differ materially from those described in the forward-looking statements can be found in Wachovia’s and Golden West’s Annual Reports on Form 10-K, Quarterly Reports on Form
10-Q and Current Reports on Form 8-K filed with the SEC.  All subsequent written and oral forward-looking statements concerning the proposed Merger or other matters and attributable to Wachovia or Golden West or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.  Wachovia and Golden West do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this news release.

Additional information
The proposed Merger will be submitted to Wachovia’s and Golden West’s shareholders for their consideration.  Wachovia will file a registration statement, which will include a joint proxy statement/prospectus, and Golden West will file a joint proxy statement, and each of Wachovia and Golden
West may file other relevant documents concerning the proposed Merger with the SEC. Shareholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed Merger when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Wachovia and Golden West, at the SEC’s website
(http://www.sec.gov).
You will also be able to obtain these documents, free of charge, at Wachovia’s website
(http://www.wachovia.com)
under the tab
“Inside Wachovia – Investor Relations” and then under the heading “Financial Reports - SEC Filings”. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782; or to Golden
West, Investor Relations Department, 1901 Harrison Street, Oakland, CA 94612, (510) 446-3420.
Wachovia and Golden West  and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Wachovia and/or Golden West in connection with the proposed Merger. Information about the directors and executive officers of
Wachovia is set forth in the proxy statement for Wachovia’s 2006 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 13,
2006. Information about the directors and executive officers of Golden West is set forth in the proxy statement for Golden West’s 2006 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 10, 2006. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed
Merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

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